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                                           Filed by Quantum Effect Devices, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                   Subject Company: Quantum Effect Devices, Inc.
                                                     Commission File No. 0-29109

                            [PMC NEWS RELEASE LOGO]            [PMC-SIERRA LOGO]


FOR RELEASE ON AUGUST 23RD, 2000 AT 1:00 P.M. PDT


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
PMC-SIERRA CONTACTS:                                                       QED CONTACT :

David Climie                          Susan Kirk                           Andy Keane
Manager, Investor Relations           Marketing/Communications             V.P. Marketing
Tel: 604 415 6092                     Tel: 604 415 6065                    Tel: 408 330 0424
dclimie@pmc-sierra.com                skirk@pmc-sierra.com                 eMAIL: andyk@qedinc.com
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PMC-SIERRA ANNOUNCES APPROVAL OF MERGER BY QED STOCKHOLDERS

QUANTUM EFFECT DEVICES SHAREHOLDERS VOTE IN FAVOR OF MERGER WITH PMC-SIERRA.

AUGUST 23RD, 2000 - CAMPBELL, CA -- PMC-Sierra, Inc. (NASDAQ:PMCS) today announced that a majority of the shareholders of Quantum Effect Devices, Inc. (NASDAQ:QEDI) approved the merger of QED with PMCS at a special meeting in Santa Clara. Under the terms of the merger, QED shareholders will receive 0.385 of PMC-Sierra common stock for each share of QED. Both companies expect the merger to close on Thursday, August 24th, 2000.

ABOUT PMC-SIERRA
PMC-Sierra's extensive family of broadband communication semiconductors is enabling the equipment that makes up the backbone of the Internet. The company develops Internet Protocol (IP), ATM, SONET/SDH, T1/E1/T3/E3, Voice-over-Packet and wireless infrastructure solutions for wide area network and Internet infrastructure equipment. PMC-Sierra's quality system is registered with the Quality Management

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Institute to the ISO 9001 standard. As co-founder of the SATURN-Registered
Trademark- Development Group, PMC-Sierra works with over 30 other member companies to define and develop interoperable, standard-compliant solutions for high speed networking applications.

PMC-Sierra offers worldwide technical and sales support including a network of offices throughout North America, Europe and Asia. PMC-Sierra is publicly traded on the Nasdaq Stock Market under the symbol "PMCS". The company is included in the Nasdaq-100 Index (NDX) which contains the largest non-financial companies on the Nasdaq Stock Market. The Nasdaq-100 Index is the benchmark for the Nasdaq-100 Index Tracking Stock (Amex:QQQ). For more information about PMC-Sierra, visit http://www.pmc-sierra.com.

ABOUT QUANTUM EFFECT DEVICES
Quantum Effect Devices, Inc., founded in 1991, designs, develops and markets high-performance, cost-effective, market-driven embedded microprocessor solutions. QED's RM5200 and RM7000 product families include 32- and 64-bit embedded microprocessors targeted at fast-growing communications markets including Internet access devices, routers, switches, optical transport systems and other high-speed networking applications.

SATURN-Registered Trademark- is a registered trademark of PMC-Sierra, Inc. PMC-Sierra-TM- is a trademark of PMC-Sierra, Inc. MIPS is a registered trademark of MIPS Technologies, Inc. RISCMark, RM5230, RM5260, RM5270, RM52xx, RM5231, RM5261, RM5271, RM52x1 and RM7000 are trademarks of QED, Inc. All other trademarks mentioned herein are the property of their respective owners.

                                       ###


ADDITIONAL INFORMATION

Certain statements contained herein, including the statements regarding the expected closing date of the merger of PMC-Sierra and Quantum Effect Devices, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Risks and uncertainties that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, the volatility of our stock prices, our failure to realize the expected benefits of the merger, the disruption of our businesses caused by the integration process and other factors discussed in the Registration Statement on Form S-4 and the reports filed by PMC-Sierra and Quantum Effect Devices with the SEC. The forward-looking statements contained in this news release are made as of the date hereof and neither PMC-Sierra nor Quantum Effect

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Devices assumes any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.